As filed with the Securities and Exchange Commission on January 11, 1996
                                                    Registration No. 33-
===============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           _____________________

                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933
                           _____________________

                               AMRESCO, INC.
          (Exact name of registrant as specified in its charter)

          DELAWARE                                            59-1781257
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

                       1845 WOODALL RODGERS FREEWAY
                                SUITE 1700
                            DALLAS, TEXAS 75201
                              (214) 953-7700
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           _____________________

                           L. KEITH BLACKWELL
                      GENERAL COUNSEL AND SECRETARY
                      1845 WOODALL RODGERS FREEWAY
                               SUITE 1700
                           DALLAS, TEXAS 75201
                             (214) 953-7700
        (Name, address, including zip code, and telephone number,
               including area code, of agent for service)
                           _____________________

                               COPIES TO:
     MICHAEL M. BOONE                          ROBERT C. SCHWARTZ
 HAYNES AND BOONE, L.L.P.                   SMITH, GAMBRELL & RUSSELL
  3100 NATIONSBANK PLAZA                    3343 PEACHTREE ROAD, N.E.
      901 MAIN STREET                              SUITE 1800
 DALLAS, TEXAS  75202-3789                 ATLANTA, GEORGIA 30326-1010
      (214) 651-5000                             (404) 264-2620
                           _____________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement unmber of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                      CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                         PROPOSED MAXIMUM        PROPOSED MAXIMUM         AMOUNT OF
      TITLE OF EACH CLASS            AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING      REGISTRATION
OF SECURITIES TO BE REGISTERED      REGISTERED (1)          SHARE (2)               PRICE (2)                FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.05 per
share  . . . . . . . . . . . . . . 3,600,000 shares         $12.875                $46,350,000             $15,983
=====================================================================================================================

(1) The shares of Common Stock being registered hereby are issuable upon conversion of the Registrant's 8% Convertible Subordinated Debentures due 2005 (the "Debentures"). Pursuant to Rule 416, the Registration Statement also covers such indeterminate additional shares of Common Stock as may become issuable on conversion of the Debentures as a result of any future adjustments in the conversion price in accordance with the terms of the Debentures.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).
                           _____________________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               SUBJECT TO COMPLETION, DATED JANUARY 11, 1996

PROSPECTUS

                               AMRESCO, INC.


                     3,600,000 SHARES OF COMMON STOCK


   The shares of Common Stock, $0.05 par value per share (the "Common Stock"), of AMRESCO, INC. (the "Company") covered by this Prospectus are shares which may be offered and sold (the "Offering"), from time to time, by certain shareholders of the Company (collectively, the "Selling Shareholders"). See "Selling Shareholders." The shares of Common Stock covered by this Prospectus are issuable to the Selling Shareholders upon conversion of the Company's 8% Convertible Subordinated Debentures Due 2005 (the "Debentures"). All of the shares covered hereby will only be sold by the Selling Shareholders. This Prospectus does not purport to cover the initial issuance by the Company of the shares of Common Stock upon conversion of the Debentures, but only the reoffer and resale of such shares by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

   The Selling Shareholders may from time to time sell the shares of Common Stock covered by this Prospectus to or through one or more underwriters, and may also sell shares of Common Stock directly to other purchasers or through agents, on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market price or at negotiated prices. See "Plan of Distribution."

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AMMB."

   SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           _____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _____________________


          The date of this Prospectus is _____________ ___, 1996

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                           _______________

                          TABLE OF CONTENTS
                                                                         Page
                                                                         ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . 3
Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
Selling Shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . .12
Description of Capital Stock. . . . . . . . . . . . . . . . . . . . . . . .15
Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . . .17
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18
Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . .18
                           _______________

                        AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1994, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as amended by its Form 10-Q/A No. 1 dated October 25, 1995, (v) Current Report on Form 8-K dated November 22, 1995, (vi) Current Report on Form 8-K dated December 13, 1995 and (vii) description of the Company's business under the caption "Business" in the Company's Registration Statement on Form S-3 (No. 33-65329), originally filed on December 22, 1995 and as it may be amended from time to time.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201, Attention: L. Keith Blackwell, General Counsel and Secretary. Telephone requests may be directed to L. Keith Blackwell, General Counsel and Secretary of the Company at (214) 953-7700.

                             CERTAIN DEFINITIONS

   The following are certain defined terms used in this Prospectus:

"ACACIA" means Acacia Realty Advisors, Inc.

"ACACIA ACQUISITION" means the acquisition by the Company of the real estate pension advisory business of Acacia Realty Advisors, Inc.

"ACC" means AMRESCO Capital Corporation, a subsidiary of the Company.

"ARMC" means, collectively, AMRESCO Residential Mortgage Corporation and
  AMRESCO Residential Credit Corporation, subsidiaries of the Company.

"ASSET PORTFOLIO" means a pool or portfolio of performing, non-performing or underperforming commercial, industrial, agricultural and/or real estate loans.

"BEI" means BEI Holdings, Ltd.

"BEI MERGER" means the merger of Holdings with and into a subsidiary of BEI on December 31, 1993.

"CKSRS" means CKSRS Housing Group, Ltd., a Florida limited partnership.

"COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

"CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (E.G., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that secures its funds by selling ownership interests in the trust to public or private investors.

"CREDIT AGREEMENTS" means the Revolving Loan Agreement and the Warehouse
  Agreements.

"DEBENTURES" means the Company's 8% Convertible Subordinated Debentures
  Due 2005.

"DEBENTURE INDENTURE" means that certain Indenture dated November 27, 1995, governing the Debentures.

"EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate
  Investment Management, Inc.

"EQS ACQUISITION" means the acquisition by the Company of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer business of EQS.

"FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

"FANNIE MAE" means the Federal National Mortgage Association.

"FDIC" means the Federal Deposit Insurance Corporation.

"FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

"HOLDINGS" means AMRESCO Holdings, Inc.

"HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

"MASTER SERVICER" means an entity which provides administrative services to securitized pools of mortgage-backed securities.

"NATIONSBANK OF TEXAS" means NationsBank of Texas, N.A.

"PRIMARY SERVICER" means an entity which provides various administrative services for loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

"REVOLVING LOAN AGREEMENT" means the Revolving Loan Agreement dated as of
  September 29, 1995 and as subsequently amended, among the Company, NationsBank of Texas, as Agent, and the Banks which are parties thereto from time to time.

"RTC" means the Resolution Trust Corporation.

"SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

"SPECIAL SERVICER" means an entity which provides asset management and resolution services for non-performing or under-performing loans within a pool of performing loans and/or mortgages.

"WAREHOUSE AGREEMENTS" means, collectively, (i) the $25.0 million credit facility dated as of April 28, 1995, among ACC, the Company and NationsBank of Texas, (ii) the credit facility dated as of August 15, 1995, between ACC and Residential Funding Corporation and (iii) the $150.0 million credit facility dated as of November 1, 1995 and as subsequently amended, between ARMC and Prudential Securities Realty Funding Corporation.

                                 THE COMPANY

       GENERAL. The Company is a leading specialty financial services company engaged primarily in Asset Portfolio acquisition and resolution and mortgage banking. The Asset Portfolio acquisition and resolution business involves acquiring at a substantial discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third-parties. The Company's mortgage banking business involves the origination, placement and servicing of commercial real estate mortgages. In addition, the Company has formed a residential mortgage banking business through which the Company will purchase and securitize portfolios of residential mortgages of borrowers who do not qualify for conventional loans and whose borrowing needs are not being met by traditional financial institutions. The Company also is entering the real estate pension advisory business through the purchase of substantially all of the advisory contracts of Acacia.

       HISTORY. The Company is the product of the December 1993 merger of two Asset Portfolio management and resolution service companies: BEI and Holdings. Holdings was the former Asset Portfolio management and resolution unit of NationsBank of Texas, which was created in 1988 in connection with NationsBank Corporation's acquisition from the FDIC of certain assets and liabilities of the collapsed First RepublicBank. BEI, a publicly-held company that was in the real estate and asset management services businesses, began providing asset management and resolution services to the RTC in 1990. BEI also participated in certain non-real estate service businesses, which were not retained after the BEI Merger. The BEI Merger created one of the largest Asset Portfolio management and resolution service companies in the United States. Since 1987, the Company and its predecessors have managed approximately $30.0 billion (Face Value) of Asset Portfolios.

       ASSET ACQUISITION AND RESOLUTION BUSINESS. The Company manages and resolves Asset Portfolios acquired at a substantial discount to Face Value by the Company alone and by the Company with co-investors. The Company also resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The resolution of an Asset Portfolio typically involves either (i) negotiating with debtors a discounted payoff, which may be accomplished through a refinancing by the obligor with a lender other than the Company or (ii) foreclosure and sale of the collateral. Since the Company's objective is to resolve an Asset Portfolio as quickly as practicable, the Company's policy is to not extend credit to debtors by advancing cash or by renewing and extending their obligations. As of September 30, 1995, the Company's management and resolution service contracts with third-parties (including Asset Portfolios owned by the Company with co-investors) covered Asset Portfolios having an aggregate Face Value of $2.7 billion of which $411.3 million was represented by securitized commercial mortgage pools with respect to which the Company is the named Special Servicer. At September 30, 1995, the Company's total investment in Asset Portfolios was $175.8 million compared to $70.9 million at December 31, 1994 and $48.8 million at September 30, 1994. For the nine month period ended September 30, 1995 and the fiscal year ended December 31, 1994, $54.3 million (78%) and $139.1 million (88%) respectively of the Company's gross revenues were attributable to its Asset Portfolio acquisition and resolution business.

       MORTGAGE BANKING BUSINESS. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing of commercial real estate loans through its Holliday Fenoglio and ACC mortgage banking units. Holliday Fenoglio was one of the largest mortgage bankers in the United States in 1994 (based on origination volume) and primarily serves commercial real estate developers and owners by originating commercial real estate loans. Holliday Fenoglio primarily targets developers and owners of higher-quality commercial and multi-family real estate properties. Holliday Fenoglio originates prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City and Orlando. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, primarily insurance companies, with Holliday Fenoglio retaining the Primary

Servicer rights on approximately 20% of such loans. The Company believes that Holliday Fenoglio's relationship and credibility with the institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

       ACC, which originated approximately $260.7 million of commercial real estate mortgages during the nine months ended September 30, 1995, is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers rather than by institutional lenders such as insurance companies. ACC, therefore, makes certain representations and warranties concerning the loans it originates. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. ACC primarily targets originators of commercial mortgage loans for commercial real estate properties that are suitable for sale to Conduit Purchasers accumulating loans for securitization programs. ACC markets its services directly through ACC's offices located in Dallas, Miami and Washington, D.C., as well as through a network of approximately 20 independent mortgage brokers located throughout the United States. ACC established a relationship with the 22 office commercial real estate finance unit of a major insurance company whereby the insurance company has agreed to refer prospective borrowers to the Company in instances where the prospective borrower does not meet the insurer's requirements (typically borrowers for medium-quality commercial properties).

       As of September 30, 1995, the Company was the servicer for approximately $3.1 billion of commercial mortgages of which $117.0 million was as a Master Servicer and $3.0 billion was as a Primary Servicer. The Company has formed a residential mortgage banking business through which the Company will purchase and securitize portfolios of non-conforming residential mortgages. For the nine-month period ended September 30, 1995, $14.1 million (20.2%) of the Company's gross revenues were attributable to the Company's mortgage banking business.

       See the information under the caption "Business" in the Prospectus contained in the Company's Registration Statement on Form S-3 (No. 33-65329), originally filed with the Commission on December 22, 1995 and as it may be amended from time to time, for a more complete description of the Company's business.

       The Company is a Delaware corporation. The Company's principal executive offices and mailing address are 1845 Woodall Rodgers Freeway, Suite 1700, Dallas, Texas 75201 and its telephone number is (214) 953-7700.

                                 RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.

GENERAL ECONOMIC CONDITIONS

     Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of non-performing loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others by the Company, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular portfolio, thereby negatively impacting the rate of return upon resolution of the portfolio. Economic downturns and rising interest rates also may reduce the number of mortgage loan originations by the Company's mortgage banking business and thereby may adversely affect the Company's mortgage banking business.

UNCERTAIN NATURE OF THE ASSET ACQUISITION AND RESOLUTION BUSINESS

     The outsourcing of the management and resolution of Asset Portfolios has grown rapidly since the late 1980s; accordingly, the asset acquisition and resolution business is relatively young and still evolving. This business is affected by long-term cycles in the general economy. In addition, the Asset Portfolios available for purchase by investors and/or management by third party servicers such as the Company has declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services. As a result of these factors, it is difficult to predict the long-term future of this business.

STRATEGIC SHIFT IN BUSINESS LINES

     In early 1994, the Company made the strategic decision to diversify its business lines and to reduce the Company's dependence on asset management and resolution contracts with governmental agencies and certain other entities. The Company has substantially increased its investments in Asset Portfolios. The Company also pursues private sector Asset Portfolio management contracts, generally through co-investing in Asset Portfolios. Since 1993, the Company has also entered the commercial and residential mortgage banking businesses and has purchased a pension advisory business.

     As a result, the Company must simultaneously manage (i) a significant change in its customer mix, (ii) the investment of the Company's own capital in Asset Portfolios, and (iii) the development of new business lines in which the Company has not previously participated. All of these activities will require the investment of additional capital and the significant involvement of senior management to achieve a successful outcome. There is no assurance that the Company will successfully execute this strategic transition.

FINANCIAL LEVERAGE AND NEED FOR ADDITIONAL FINANCING

     The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects.

     The Company has substantial indebtedness and, as a result, significant debt service obligations. The degree of the Company's leverage could have important consequences to purchasers of the Common Stock, including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, Asset Portfolio investments, capital expenditures, acquisitions or other general corporate requirements, (ii) requiring a significant portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities, and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Credit Agreements contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities.

DEPENDENCE ON SECURITIZATION PROGRAM

     The Company likely will become more dependent upon its ability to pool and sell loans in the secondary market in order to generate cash proceeds for new originations and purchases. Accordingly, adverse changes in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. In addition, in order to gain access to the secondary market, the Company may rely on monoline insurance companies to provide, in exchange for premiums, a guarantee on outstanding senior interests in the related securitization trusts to enable it to obtain a "AAA/Aaa" rating for such interests. Any substantial reductions in the size or availability of the secondary market for the Company's loans, or the unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools, could have a material adverse effect on the Company's financial position and results of operations.

RISKS OF HEDGING TRANSACTIONS

     The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movement.

COMPETITION

     The Asset Portfolio management and other financial services industries in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities, or to survive periods of industry consolidation.

     The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the portfolio at an economically unattractive price). Asset Portfolio acquisitions also require significant capital. There currently is substantial competition for Asset Portfolio acquisitions and such competition could increase in the future.

INFLUENCE OF CERTAIN SHAREHOLDERS

     Two shareholders of the Company, CGW Southeast Partners I, L.P. and CGW Southeast Partners II, L.P. (collectively, "CGW"), own, as of the date of this Prospectus, in the aggregate approximately 26% of the outstanding Common Stock. In addition, CGW is a party to a voting agreement with two other persons (which persons hold, as of the date of this Prospectus, an aggregate of approximately 2% of the outstanding Common Stock) whereby the parties thereto have agreed to vote their shares of Common Stock for eight designees nominated by the parties pursuant to the terms of such voting agreement. As a result of the above-described ownership and relationships, CGW will be able to continue to exercise significant influence over the affairs of the Company.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in conditions in the economy or the financial services industries, or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially.

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, authorized "blank check" preferred stock, supermajority voting requirements on certain matters and prohibitions against certain business combinations. The Indenture governing the Debentures requires the Company to repurchase all outstanding Debentures in the event of certain change of control transactions. These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the shareholders.

                             RECENT DEVELOPMENTS

     ACQUISITION OF CKSRS. Effective June 30, 1995, the Company acquired for approximately $1.3 million substantially all of the assets of CKSRS, a Miami-based commercial mortgage banking limited partnership specializing in the origination, sale and servicing of mortgages on multi-family properties in Florida.

     ACQUISITION OF EQS. On October 27, 1995, the Company completed the acquisition of the third-party securitized, commercial mortgage loan Master Servicer and Special Servicer businesses of EQS. The purchase price was approximately $16.9 million. At September 30, 1995, the EQS businesses acquired by the Company had contracts to service approximately $6.0 billion of securitized commercial mortgage loans. The Company believes that it is now one of the largest servicers of securitized commercial mortgages in the United States.

     ACQUISITION OF ACACIA. Effective November 20, 1995, the Company completed the purchase for approximately $4.5 million of substantially all of the pension fund advisory contracts and certain other assets of Acacia. Acacia provides real estate investment advisory services to pension and other institutional investors in respect of investments in office, industrial and distressed real estate properties. Through these contracts, to date approximately 35 clients have invested over $970.0 million in commercial real estate representing approximately 63 properties with over 13.5 million square feet of commercial space and approximately 670 apartment units. Acacia is based in Boston and has approximately 18 employees.

     CONVERTIBLE SUBORDINATED DEBENTURE OFFERING. On November 27, 1995, the Company completed an offering conducted in Europe, pursuant to Regulation S promulgated under the Securities Act, of $45.0 million aggregate principal amount of Debentures. The net proceeds (aggregating approximately $43.0 million) from such offering were used to repay borrowings under the Revolving Loan Agreement. The Debentures bear interest at 8% per annum and will mature on December 15, 2005. There is no sinking fund or amortization of principal prior to maturity. The Debentures are not redeemable prior to December 15, 1996. The Debentures are convertible at the option of the holders into shares of Common Stock at a conversion price of $12.50 per share (equivalent to a conversion rate of 80 shares of Common Stock per $1,000 principal amount of Debentures), subject to adjustment in certain events. The Debentures are unsecured obligations of the Company and subordinated to all existing and future Senior Indebtedness (as defined in the Debenture Indenture) of the Company. The Debentures contain certain rights of the holder to require the repurchase of the Debentures (i) upon a Fundamental Change (as defined in the Debenture Indenture) and (ii) if the Company is not able to maintain a Net Worth (as defined in the Debenture Indenture) of approximately $141.0 million (which includes the net proceeds to the Company from the Common Stock offering described below) plus the net proceeds to the Company from any other offering of Common Stock by the Company subsequent to the date hereof. There are certain other covenants restricting dividends on and redemptions of capital stock.

     The Debentures have not been registered under the Securities Act and may not be offered or sold in the United States without registration under the Securities Act or absent an applicable exemption from the registration requirements.

     COMMON STOCK OFFERING. On December 13, 1995, the Company completed a registered public offering of 2,000,000 shares of Common Stock. Subsequent thereto, the Company sold an additional 300,000 shares of Common Stock upon exercise of the Underwriters' over-allotment option. The net proceeds from such offering, including the over-allotment shares, aggregated approximately $25.1 million and were used to repay borrowings under the Revolving Loan Agreement. The price to the public was $11.75 per share and the price to the Company per share was $11.10 (after an underwriting discount of $.65 per share). In addition to the offering of shares of Common Stock by the Company, two institutional shareholders sold an aggregate of 2,300,000 shares of Common Stock (including 300,000 shares sold pursuant to the exercise of the underwriters' over-allotment option). The Company did not receive any proceeds from the sale of these shares.

     SENIOR SUBORDINATED NOTES OFFERING. On December 22, 1995, the Company filed with the Commission a registration statement relating to the proposed issuance and sale by the Company of up to $57,500,000 in aggregate principal amount of Senior Subordinated Notes due 2003 (the "Notes"). The net proceeds from the sale of the Notes will be used to reduce the Company's outstanding borrowings under the Revolving Loan Agreement. The Notes will bear interest at a rate that has not yet been determined and will mature in 2003. There is no sinking fund or amortization of principal prior to maturity. The Notes may not be redeemed prior to 2001. Thereafter, the Notes may be redeemed in whole or in part at any time at the option of the Company, at par plus accrued interest to the date of redemption. The Notes will be unsecured obligations of the Company and will be subordinated to all existing and future Senior Indebtedness (as defined in the indenture governing the Notes). The indenture under which the Notes will be issued will contain certain covenants that, among other things, will (i) limit the Company's ability to incur Indebtedness for Money Borrowed (as defined in such indenture), (ii) limit the payment of dividends or distributions to holders of the Company's equity securities, (iii) limit consolidations, mergers and transfers of all or substantially all of the Company's assets and (iv) require the Company to repurchase, at the request of the holder, the Notes upon the occurrence of a Repurchase Event ("Repurchase Event" is generally defined as the occurrence of any event requiring that the Company repurchase, or make an offer to repurchase, any Subordinated Indebtedness (as defined in the indenture), whether now outstanding or issued in the future, other than the Notes, including, without limitation, the repurchase options with respect to the Debentures). All of these covenants, however, will be subject to a number of important qualifications. There can be no assurance that the proposed offering of the Notes will be consummated.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                             SELLING SHAREHOLDERS

     This Prospectus covers offers from time to time by each Selling Shareholder (after such person becomes a holder of Common Stock) of the Common Stock to be owned by such person. The Selling Shareholders will hold shares of Common Stock issued or issuable upon the conversion of the Debentures. The Debentures were issued in a private placement conducted outside of the United States pursuant to Regulation S promulgated pursuant to the Securities Act and consummated on November 27, 1995. The Debentures are convertible at any time through the close of business on December 15, 2005, into shares of Common Stock at a price of $12.50 per share, subject to adjustment under certain circumstances. The Debentures are currently convertible into an aggregate of 3,600,000 shares of Common Stock. The registration of the shares of Common Stock offered for resale hereby is pursuant to a Registration Rights Agreement dated November 27, 1995, entered into in connection with the original issuance of the Debentures (the "Registration Rights Agreement").

     The following table lists the name of each Selling Shareholder, the number of shares of Common Stock owned by each Selling Shareholder before this Offering, the number of shares of Common Stock that may be offered by each Selling Shareholder pursuant to this Prospectus and the number of shares of Common Stock to be owned by each Selling Shareholder upon completion of the Offering if all shares registered hereby are sold. None of the Selling Shareholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates in the last three years. The information below is as of the date of this Prospectus and has been furnished with respect to the respective Selling Shareholders by the Trustee of the Debentures, acting as the Security Registrar thereof.


                                 NUMBER OF SHARES     NUMBER OF SHARES   NUMBER OF SHARES
         NAME OF                   SHARES OWNED       BEING REGISTERED      OWNED AFTER
  SELLING SHAREHOLDERS         BEFORE THIS OFFERING      FOR RESALE      THIS OFFERING(1)
----------------------------   --------------------   ----------------   ----------------
CEDEL A/C 16543 CANTRADE               24,000              24,000             - 0 -
 PRIVATBANK ZUERICH

CUDD & CO AS CUSTODIAN FOR             12,000              12,000             - 0 -
 GOVETT AMERICAN GROWTH FUND

CUDD & CO AS CUSTODIAN FOR             36,000              36,000             - 0 -
 GOVETT GLOBAL SMALLER COMPANIES
 INVESTMENT TRUST PLC

CUDD & CO AS CUSTODIAN FOR GOVETT     100,000             100,000             - 0 -
AMERICAN SMALLER COMPANIES TRUST

CUDD & CO AS CUSTODIAN FOR GOVETT      12,000              12,000             - 0 -
 GLOBAL STOCK INVESTMENTS A/C U.S.
 SMALLER COMPANIES FUND

PUDDLE DOCK NOMINEES LTD. FOR T.Z.     80,000              80,000             - 0 -
 SMALLER COMPANIES INVESTMENT TRUST
 PLC

HARRIS TRUST & SAVINGS BANK F/B/O     160,000             160,000             - 0 -
 DERBY TRUST PLC

CHASE NOMINEES FOR ROYAL LIFE         320,000             320,000             - 0 -
 INSURANCE LTD

BOOTH & CO AS CUSTODIAN FOR THE       160,000             160,000             - 0 -
 EQUITABLE LIFE ASSURANCE SOCIETY


CUDD & CO AS CUSTODIAN FOR CHASE       40,000              40,000             - 0 -
 MANHATTAN TRUSTEES LTD AS TRUSTEE
 FOR THE PROLIFIC AMERICAN
 OPPORTUNITIES UNIT TRUST

CUDD & CO AS CUSTODIAN FOR CHASE       24,000              24,000             - 0 -
 MANHATTAN TRUSTEES LTD AS TRUSTEE
 FOR THE PROLIFIC AMERICAN INCOME
 UNIT TRUST

BROWN BROTHERS HARRIMAN AS CUSTODIAN   32,000              32,000             - 0 -
 FOR RBS SECURITIES SERVICES
 (IRELAND) LTD AS TRUSTEE FOR THE
 PROLIFIC INTERNATIONAL FUND PLC

HARE & CO F/B/O NIPPON CREDIT          80,000              80,000             - 0 -
 GARTMORE

MIDLAND BANK TRUST COMPANY LTD         72,000              72,000             - 0 -

GERLACH & CO F/B/O CITICORP TRUSTEE   384,000             384,000             - 0 -
 COMPANY LIMITED A/C GARTMORE
 AMERICAN EMERGING COMPANIES FUND

MEINL BANK AG                          28,800              28,800             - 0 -

EGGAR AND CO FS97797 F/B/O              7,200               7,200             - 0 -
 GARTMORE CAPITAL STRATEGY U.S.
 SMALLER COMPANIES FUND

VEREINS UND WESTBANK                  240,000             240,000             - 0 -

                                       13


                                 NUMBER OF SHARES     NUMBER OF SHARES   NUMBER OF SHARES
         NAME OF                   SHARES OWNED       BEING REGISTERED      OWNED AFTER
  SELLING SHAREHOLDERS         BEFORE THIS OFFERING      FOR RESALE      THIS OFFERING(1)
----------------------------   --------------------   ----------------   ----------------
BANQUE INTERNATIONAL A                 40,000              40,000             - 0 -
 LUXENBOURG INTERNATIONAL
 CONVERTIBLE EXPERT FUND

RUSH & CO F/B/O CREDIT SUISSE         200,000             200,000             - 0 -

BROWN BROTHERS HARRIMAN AS            126,400             126,400             - 0 -
 NOMINEE FOR BANK JULIUS BAER &
 CO FUND LTD

EXPERTA TREUHAND AG                   125,600             125,600             - 0 -

DARIER HENTSCH & CIE                  160,000             160,000             - 0 -

UNION BANK OF SWITZERLAND             120,000             120,000             - 0 -

BOYD & COMPANY AS NOMINEE FOR          40,000              40,000             - 0 -
 J. HENRY SCHRODER BANK AG

PICTET & CIE                           48,800              48,800             - 0 -

WASA LIFE INSURANCE                   160,000             160,000             - 0 -

VERITAS SG INVESTMENT TRUST GMBH      320,000             320,000             - 0 -

FERRI                                  32,000              32,000             - 0 -

EGGAR AND CO F/B/O COURCOUX-BOUVET    112,000             112,000             - 0 -

STE DE BOURSE FERRI SA                 80,000              80,000             - 0 -

CHOLET-DUPONT-GESTION                  32,000              32,000             - 0 -

HANDELSBANKEN LIV                      80,000              80,000             - 0 -

BANQUE OBC- ODIER BUNGENER             40,000              40,000             - 0 -
 COURVOISIER

RUSH & CO F/B/O CREDIT SUISSE          71,200              71,200             - 0 -
                                    ---------            ---------            ------

TOTAL                               3,600,000            3,600,000            - 0 -
                                    ---------            ---------            ------
                                    ---------            ---------            ------

___________
(1) Assumes all shares held by such Selling Shareholder will be offered and sold.

                          DESCRIPTION OF CAPITAL STOCK

       The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.05 per share, and 5,000,000 shares of preferred stock (the "Preferred Stock"), par value $1.00 per share. As of November 30, 1995, the Company had issued and outstanding 24,364,992 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately 3,100 holders of record of the outstanding shares of Common Stock.

       The following summary of the Company's Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

       Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

       Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the shareholders. Holders of the shares of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

PREFERRED STOCK

       The Board of Directors may, without approval of the Company's shareholders, from time to time, authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Board of Directors may determine. The relative rights, preferences and limitations that the Board of Directors has the authority to determine as to any such series of Preferred Stock include, among other things, dividend rates, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Board of Directors has the power to establish the relative rights, preferences and limitations of each series of Preferred Stock, it may afford to the holders of any such series preferences and rights senior to the rights of the holders of shares of Common Stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transaction that some, or a majority of, the shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their shares of Common Stock over the market price of such shares.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

       The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless either (i) prior to the date at which the shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction in which the person becomes an interested shareholder, (ii) the shareholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the shareholder becomes an interested shareholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of the shareholders (and not by written consent) held on or subsequent to the date on which the person became an "interested shareholder" of the business combination. An "interested shareholder" is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, together with affiliates and associates, at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested shareholder.

       The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms; (ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the authority of certain members of the Board of Directors to fill vacancies on the Board of Directors; (iv) a requirement that special meetings of shareholders may be called only by the Board of Directors, the Chairman of the Board or holders of at least one-tenth of all the shares entitled to vote at the meeting; (v) the elimination of shareholder action by written consent; (vi) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (vii) the requirement that the Article in the Certificate of Incorporation creating the staggered board may only be amended by the vote of at least 66 2/3% of the voting securities of the Company; (viii) the prohibition on amending or rescinding, before December 31, 1996, the Article in the Certificate of Incorporation related to the filling of vacancies on the Board of Directors; and (ix) a requirement that any business combination between the Company and a beneficial owner of more that five percent of any class of an equity security of the Company must be approved by the holders of a majority of the Company's securities, excluding those securities held by such beneficial owner, voted at a meeting called for the purpose of approving such business combination.

INDEMNIFICATION AND LIMITED LIABILITY

       The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 174 of the DGCL for unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, E.G., when shareholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

       Subject to certain limitations, the Company's executive officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

REGISTRATION RIGHTS

       The Company has entered into an agreement granting registration rights (the "Registration Rights Agreement") with certain holders of Common Stock including the Selling Shareholders and Mr. James P. Cotton, Jr. and Mr. Gerald E. Eickhoff (both of whom are directors of the Company). Pursuant to the Registration Rights Agreement, these holders may exercise demand or "piggyback" registration rights with respect to shares of Common Stock held by them. The Company is obligated to register stock on only two occasions pursuant to the demand registration rights. The Registration Rights Agreement has a term of three years for demand registration rights and five years for "piggyback" registration rights. These registration rights are subject to certain conditions and limitations, including the right of underwriters to restrict the number of shares offered in a registration.

OTHER MATTERS

       The Common Stock is listed on Nasdaq National Market under the symbol "AMMB." SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Stock.

                             PLAN OF DISTRIBUTION

       The shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at market prices prevailing at the time of the sale, at prices related to the then prevailing market price or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (iii) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

       In connection with the sale of shares of Common Stock covered hereby, underwriters or agents may receive compensation from the Selling Shareholders or from purchasers of the shares of Common Stock covered hereby for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares of Common Stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of shares of Common Stock covered hereby may be deemed to be underwriters, and any discounts or commissions received by them from the selling Shareholders and any profit on the resale of shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

       The Registration Rights Agreement provides that the Company will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

       This Offering will terminate on the earlier of (i) the date on which all shares offered hereby have been sold by the Selling Shareholders and (ii) November 27, 1998.

                                  LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company.

                             INDEPENDENT ACCOUNTANTS

       The consolidated balance sheets of the Company as of December 31, 1993 and 1994, and the related statements of income, shareholders' equity and cash flows for the period from November 1, 1992 through December 31, 1992 and the years ended December 31, 1993 and 1994 and the combined statements of income and cash flows of Holdings (predecessor of the Company) for the period January 1, 1992 through October 31, 1992 have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports incorporated by reference herein.

                                      PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee ........................  $15,983
Nasdaq National Market Listing Fee .........................................   17,500
Printing Expenses ..........................................................      100
Accounting Fees and Expenses ...............................................    2,000
Legal Fees and Expenses (including fees of Selling Shareholders' counsel) ..   10,000
Fees of Transfer Agent and Registrar .......................................      100
Miscellaneous Expenses .....................................................    2,317
                                                                              -------
  Total ....................................................................  $48,000
                                                                              -------
                                                                              -------



       All of the above expenses except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee are estimated. All of such expenses will be borne by the Company.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify, to the full extent permitted by law, any person against liabilities arising from their service as directors, officers, employees or agents of the Company. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

       Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

       Section 145 further provides that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

       The Certificate and the Bylaws provide that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this provision related to director's liability shall not adversely affect any right or protection of a director of the Company existing immediately prior to such repeal or modification. Further, if the DGCL shall be repealed or modified, the elimination of liability of a director provided in the Certificate and the Bylaws shall be to the fullest extent permitted by the DGCL as so amended.

       Pursuant to Registration Rights Agreements with certain shareholders of the Company, the Company has agreed to indemnify such shareholders (including the Selling Shareholders) against certain liabilities, including liabilities under the Securities Act or otherwise. For the undertaking with respect to indemnification, see Item 17 herein.

ITEM 16.   EXHIBITS

EXHIBIT NO.                                EXHIBIT
-----------                                -------
    4.1        Restated Certificate of Incorporation, as amended, filed as
               Exhibit 3(i) to the Company's Form 10-Q for the quarter ended
               September 30, 1995, as amended by Form 10-Q/A No. 1 dated
               October 25, 1995 (the "September 1995 10-Q"), which exhibit is incorporated herein by reference.

    4.2        Amended and Restated Bylaws as of May 23, 1994, filed as
               Exhibit 3(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which exhibit is incorporated herein by reference.

    4.3 Revolving Loan Agreement, dated as of September 29, 1995, among the Company, certain subsidiaries of the Company, NationsBank of Texas, N.A. as Agent, and the Banks named therein, filed as
               Exhibit 10(b) to the Company's September 1995 10-Q, which exhibit is incorporated herein by reference.

    4.4        First Amendment to Credit Agreement, dated as of November 21,
               1995, among the Company and NationsBank of Texas, N.A., as agent, and the Banks named therein, and consented to by certain of the Company's subsidiaries, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 33-65329), which exhibit is incorporated herein be reference.

    4.5        Specimen Common Stock Certificate, filed as Exhibit 4.4 to the
               Company's Registration Statement on Form S-3 (No. 33-63683), which exhibit is incorporated herein by reference.

    4.6 Indenture, dated as of November 27, 1995, between the Company and First Interstate Bank of Texas, National Association in respect of the Company's 8% Convertible Subordinated Debentures due 2005, filed as Exhibit 4.5 to the Company's Registration
               Statement on Form S-3 (No. 33-63683), which exhibit is incorporated herein by reference.

    4.7* Registration Rights Agreement, dated as of November 27, 1995, by and among the Company and the Agents named therein on behalf of the purchasers of the Company's 8% Convertible Subordinated
               Debentures Due 2005.

    5.1* Opinion of L. Keith Blackwell, General Counsel of the Company, as to the validity of Common Stock to be offered.

   23.1*       Consent of L. Keith Blackwell, contained in the opinion filed as
               Exhibit 5.1.

   23.2*       Consent of Deloitte & Touche LLP.

   24.1* Power of Attorney of the Directors and certain Executive Officers of the Company.

___________________

* Filed herewith.

ITEM 17.   UNDERTAKINGS

       The undersigned registrant hereby undertakes:

       (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

       (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 11th day of January, 1996.

                                           AMRESCO, INC.

                                           By:      /s/ L. KEITH BLACKWELL
                                               --------------------------------
                                                      L. Keith Blackwell
                                                 GENERAL COUNSEL AND SECRETARY

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the 11th day of January, 1996:

           SIGNATURE                                     TITLE
           ---------                                     -----

      ROBERT H. LUTZ, JR.*                   Chairman of the Board and
--------------------------------             Chief Executive Officer
      Robert H. Lutz, Jr.

      ROBERT L. ADAIR III*                   Director, President and
--------------------------------             Chief Operating Officer
      Robert L. Adair III

       BARRY L. EDWARDS*                     Executive Vice President and
-------------------------------              Chief Financial Officer
       Barry L. Edwards                      (Principal Financial Officer)


      JAMES P. COTTON, JR.*
-------------------------------              Director
      James P. Cotton, Jr.

       RICHARD L. CRAVEY*
-------------------------------              Director
       Richard L. Cravey


-------------------------------              Director
       Gerald E. Eickhoff


-------------------------------              Director
        William S. Green

        AMY J. JORGENSEN*
-------------------------------              Director
        Amy J. Jorgensen

        JOHN J. MCDONOUGH*
-------------------------------              Director
        John J. McDonough


-------------------------------              Director
       Bruce W. Schnitzer

       RONALD B. KIRKLAND*                   Vice President and Chief
-------------------------------              Accounting Officer
       Ronald B. Kirkland                    (Principal Accounting Officer)


       L. Keith Blackwell, by signing his name hereto, does sign and execute this Registration Statement on behalf of each of the above-named officers and directors of the Registrant on this 11th day of January, 1996, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and filed with the Securities and Exchange Commission.

*By:    /s/ L. KEITH BLACKWELL
     ----------------------------
          L. Keith Blackwell
           ATTORNEY-IN-FACT

                                EXHIBIT INDEX

                                                                                  SEQUENTIALLY
                                                                                    NUMBERED
EXHIBIT NO.                               EXHIBIT                                     PAGE
-----------                               -------                                 ------------
   4.1          Restated Certificate of Incorporation, as amended, filed as
                Exhibit 3(i) to the Company's Form 10-Q for the quarter ended
                September 30, 1995, as amended by Form 10-Q/A No. 1 dated
                October 25, 1995 (the "September 1995 10-Q"), which exhibit is incorporated herein by reference.

   4.2          Amended and Restated Bylaws as of May 23, 1994, filed as
                Exhibit 3(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which exhibit is incorporated herein by reference.

   4.3 Revolving Loan Agreement, dated as of September 29, 1995, among the Company, certain subsidiaries of the Company, NationsBank of Texas, N.A. as Agent, and the Banks named therein, filed as
                Exhibit 10(b) to the Company's September 1995 10-Q, which
                exhibit is incorporated herein by reference.

   4.4          First Amendment to Credit Agreement, dated as of November 21,
                1995, among the Company and NationsBank of Texas, N.A., as agent, and the Banks named therein, and consented to by certain of the Company's subsidiaries, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 33-65329), which exhibit is incorporated herein be reference.

   4.5          Specimen Common Stock Certificate, filed as Exhibit 4.4 to the
                Company's Registration Statement on Form S-3 (No. 33-63683), which exhibit is incorporated herein by reference.

   4.6 Indenture, dated as of November 27, 1995, between the Company and First Interstate Bank of Texas, National Association in respect of the Company's 8% Convertible Subordinated Debentures due 2005, filed as Exhibit 4.5 to the Company's Registration
                Statement on Form S-3 (No. 33-63683), which exhibit is incorporated herein by reference.

   4.7* Registration Rights Agreement, dated as of November 27, 1995, by and among the Company and the Agents named therein on behalf of the purchasers of the Company's 8% Convertible Subordinated
                Debentures Due 2005.

   5.1* Opinion of L. Keith Blackwell, General Counsel of the Company, as to the validity of Common Stock to be offered.

  23.1*         Consent of L. Keith Blackwell, contained in the opinion filed as
                Exhibit 5.1.

  23.2*         Consent of Deloitte & Touche LLP.

  24.1* Power of Attorney of the Directors and certain Executive Officers of the Company.

___________________

* Filed herewith.